Exhibit 99.15

LAKE SHORE GOLD CORP.

Condensed Consolidated Financial Statements

(March 31, 2011 and 2010)

LAKE SHORE GOLD CORP.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	March 31, 2011	December 31, 2010	January 1, 2010
		(note 18)	(note 18)
Assets
Current assets
Cash and cash equivalents	$88,127	$92,232	$132,920
Advances and receivables	6,822	5,618	3,810
Inventories and stockpiled ore note 7	7,480	—	—
	102,429	97,850	136,730
Non-current assets
Available for sale financial assets and warrant
investments note 8	2,984	2,014	245
Investments in associates note 9	16,104	9,367	900
Restricted cash	5,418	5,418	4,766
Mining interests note 10	828,243	817,857	679,986
	$955,178	$932,506	$822,627
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20,810	$23,945	$19,694
Current portion of finance lease obligations	6,506	6,159	3,119
Deferred premium on flow through shares	2,530	1,976	2,396
	29,846	32,080	25,209
Non-current liabilities
Finance lease obligations	9,419	10,454	5,764
Environmental rehabilitation provision	2,994	3,227	3,383
Deferred taxes	1,458	1,606	1,319
	13,871	15,287	10,466
Shareholders’ Equity
Share capital	956,595	935,866	824,253
Reserves	22,590	19,230	26,104
Deficit	(67,724)	(69,957)	(63,405)
	911,461	885,139	786,952
	$955,178	$932,506	$822,627

Commitments note 10

Subsequent events note 17

See accompanying notes to condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of Canadian dollars, unaudited)

For the three months ended March 31,	2011	2010
		(note 18)
Revenue	$19,867	$0
Production cost note 13(b)	(8,935)	—
Depletion and depreciation	(4,895)	—
Earnings from mine operations	6,037	—
Expenses
General and administrative note 13(b)	(4,818)	(2,323)
Exploration note 13(b)	(1,724)	(1,326)
Share of gain (loss) of investments in associates note 9	1,352	(275)
Earnings (loss) from operations	847	(3,924)
Finance income note 6	1,366	865
Finance expense note 6	(217)	(102)
Net finance income	1,149	763
Earnings (loss) before taxes	1,996	(3,161)
Deferred tax recovery (provision)	237	(72)
Net earnings (loss)	$2,233	$(3,233)
Other comprehensive income:
Exchange differences on translation of foreign operations	1,006	2,967
Unrealized gain on available-for-sale investments, net of tax	634	188
Comprehensive income	$3,873	$(78)
Earnings (loss) per share note 13(b)
Basic	0.01	(0.01)
Diluted	0.01	(0.01)
Weighted average number of common shares outstanding
Basic	380,840	346,844
Diluted	384,621	346,844

See accompanying notes to condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

For the three months ended March 31,	2011	2010
		(note 18)
Operating Activities
Net earnings (loss)	$2,233	$(3,233)
Depletion and depreciation	4,895	49
Share-based payments expense	1,737	510
Share of (gain) loss of investments in associates	(1,352)	275
Finance income	(1,369)	(764)
Interest received	296	52
Deferred tax provision (recovery)	(237)	72
Finance costs	116	59
Interest paid	(100)	(36)
Loss on sale of equipment	12	—
Shares issued for services	—	65
Change in non-cash operating working capital	7,838	463
Net cash provided by (used in) operating activities	14,069	(2,488)
Investing Activities
Additions to mining interests	(17,399)	(32,475)
Investment in associates note 9	(5,385)	(300)
Restricted cash	—	(115)
Proceeds from sale of equipment	572	—
Net cash used in investing activities	(22,212)	(32,890)
Financing Activities
Common shares issued for cash (net of share issue costs)	4,770	7,157
Exercise of stock options and warrants	1,024	902
Payment of finance lease obligations	(1,756)	(1,460)
Net cash provided by financing activities	4,038	6,599
Decrease in cash and cash equivalents during the period	(4,105)	(28,779)
Cash and cash equivalents at beginning of year	92,232	132,920
Cash and cash equivalents at end of period	$88,127	$104,141

Supplemental cash flow information note 14

See accompanying notes to condensed consolidated financial statements

LAKE SHORE GOLD CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

				Reserves
	Share capital		Contributed	Currency translation	Investment
	Shares	Amount	surplus	adjustment	revaluation reserve	Deficit	Shareholders’ equity
At January 1, 2011 note 18	379,007,250	$935,866	$17,271	$896	$1,063	$(69,957)	$885,139
Public offering, net of share issue costs note 13(a)	944,281	3,427	—	—	—	—	3,427
Share based payments note 13(b(ii))	—	—	2,637	—	—	—	2,637
Stock-options exercised, including transfer from contributed surplus of $917	644,417	1,941	(917)	—	—	—	1,024
Shares issued as part of mining property
agreements, net of share issue costs	3,806,210	15,361	—	—	—	—	15,361
Net earnings	—	—	—	—	—	2,233	2,233
Comprehensive income	—	—	—	1,006	634	—	1,640
At March 31, 2011	384,402,158	$956,595	$18,991	$1,902	$1,697	$(67,724)	$911,461

				Reserves
	Share capital			Currency translation	Investment revaluation
	Shares	Amount	Contributed surplus	adjustment	reserve	Deficit	Shareholders’ equity
At January 1, 2010 note 18	345,294,726	$824,253	$25,753	$351	$0	$(63,405)	$786,952
Private placements, net of share issue costs note 16	1,273,036	3,743	—	—	—	—	3,743
Treasury shares	25,000	95	—	—	—	—	95
Stock options exercised including transfer from contributed surplus of $1,304	804,700	2,157	(1,304)	—	—	—	853
Warrants exercised, including transfer from contributed surplus of $141	47,450	188	(141)	—	—	—	47
Shares issued as part of mining property agreements	1,102,464	3,184	—	—	—	—	3,184
Share based payments	—	—	701	—	—	—	701
Warrants granted	—	—	401	—	—	—	401
Net loss for the year	—	—	—	—	—	$(3,233)	(3,233)
Loss on issuance of treasury shares	—	—	—	—	—	(23)	(23)
Comprehensive income	—	—	—	2,967	188	—	3,155
At March 31, 2010	348,547,376	$833,620	$25,410	$3,318	$188	$(66,661)	$795,875

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is engaged in the exploration and development of gold properties in Northern Ontario, Quebec and Mexico. The Company is in commercial production effective January 1, 2011 at its Timmins Mine property and is carrying out an advanced exploration program at two other properties (Bell Creek Mine and Thunder Creek property); in addition the Company is carrying out exploration activities on a number of other properties, including several properties in the Mexican Republic.

2.              BASIS OF PREPARATION

These condensed unaudited consolidated financial statements have been prepared using accounting policies of International Financial Reporting Standards (“IFRS”) and related Interpretations (IFRICs”) assigned by the International Accounting Standard Board (“IASB”), and effective for the period ended March 31, 2011.

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial reporting Standards. Subject to certain transition election disclosed in note 18, the accounting policies disclosed in note 3 have been consistently applied in the opening consolidated statement of financial position at January 1, 2010, and throughout all periods presented. The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are included in note 18.

These condensed consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in Note 3.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements are disclosed in note 4.

3.              SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)              Basis of presentation and consolidation

The condensed consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company; control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the condensed consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

An associate is an entity in which the Company or any of its subsidiaries have significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

policies and is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounted for using the equity method.

The subsidiaries and associates of the Company as at March 31, 2011 and their principal activities are described below:

Name of subsidiary /	Place of	Proportion of
associate	Incorporation	Ownership Interest	Principal Activity
LSG Holdings Corp.	British Columbia	100%	Not active*
West Timmins Mining Inc.	British Columbia	100%	Exploration
1399724 Ontario Limited**	Ontario	100%	Not active*
Minera Golondrina, S. de R.L. de C.V.***	Mexican Republic	100%	Exploration
Northern Superior Resources	British Columbia	25%	Exploration
RT Minerals Corp.	British Columbia	27%	Exploration

* In process of winding-up;

**Subsidiary of West Timmins Mining Inc. ( West Timmins );

*** Subsidiary of West Timmins; In accordance with Mexican law which requires corporations to have at least two shareholders, a 0.002% interest in Minera Golondrina S. de R.L. de C.V. (the “Mexican entity”) is currently held by Frank Hallam (a director of the Company) in trust for West Timmins.

The financial statements of subsidiaries are prepared for the same reporting periods as the Company, using consistent accounting policies. Where necessary, adjustments are made to bring the accounting policies of the Company’s subsidiaries and associates in line with those of the Company. All intercompany balances and transactions have been eliminated on consolidation.

b)              Investment in Associates

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in its associates. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the net earnings. When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

c)              Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (“the functional currency”). The condensed consolidated

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for profit and loss items. Exchange differences, including differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation, are recognized in other comprehensive income (as cumulative translation adjustment). Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to net earnings.

d)              Financial Instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans or borrowings, receivables, payables, financial instruments fair valued through profit and loss and available-for-sale financial assets, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at fair value through profit and loss (“FVTPL”)

Financial assets at FVTPL includes financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives, with changes in fair value at each period end recorded in net earnings. Transaction costs are expensed as incurred.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit and loss. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in net earnings. The Company has classified its investments in certain public companies as available-for-sale.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable. Loans and receivable are initially recognized at the transaction value and subsequently carried at amortized costs using the effective interest method if the time value of money is significant. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Other financial liabilities

Other financial liabilities, including borrowings are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

Financial instruments that are measured subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e as prices) or indirectly (i.e derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been impacted.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its fair value is transferred from equity to net earnings, and cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to net earnings in the period. Reversals of impairment in respect of equity instruments classified as available-for-sale are not recognized in net earnings but included in other comprehensive income.

e)              Cash and Cash Equivalents

Cash and cash equivalents includes cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

f)                Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include ore inventories and materials and supplies inventory. Cost is determined using the weighted average method. The cost of ore inventories is based on the average cost of production. For this purpose, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of property, plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity).

Net realizable value is the estimated selling price in the ordinary course of business, less all estimated costs of completion and cost necessary to make the sale.

g)             Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in net earnings.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisitions or at fair value if purchased as part of a business combination. Mineral exploration costs are charged to operations in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (i) and (ii) are present in any of the mineral properties, in which case the costs of further exploration and development on the property are capitalized:

(i)    The Company establishes 43-101 compliance resources and/or reserves in a property; and/or

(ii)   The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

Mining properties and process facility assets are amortized upon commencement of commercial production either on a unit-of-production basis over measured and indicated resources or the life of mine.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

Commercial production

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. During the production phase of a mine, costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted over the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs in the period they are incurred.

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the estimated useful lives of the related assets.

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Rates

Mill and mill components	20 years or unit-of-production
Underground infrastructure	Life of mine
Vehicles and mobile equipments	3-10 years
Office equipment	20%
Computer equipment	30%

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(i).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

h)             Impairment of assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

use. Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Company’s cash generating units are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

i)                Leases

Assets held under finance leases are recognized as discussed in note 3(g). The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are charged to profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

j)                Provisions

Provisions are recognized when the company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the financial statements and are disclosed in notes to the financial information unless their occurrence is remote.

Contingent assets are not recognized in the financial statements, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. If, for mature mines, the revised mine assets net of rehabilitation provisions exceeds the carrying value, that portion of the increase is charged directly to expenses. For closed sites, changes to estimated costs are recognized immediately in the profit and loss.

Share based payments

The share based payment cost is based on the estimated fair value of new options granted to employees, consultants, officers and directors. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in net earnings or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefit reserve. The share based payment cost is recognized in net earnings or capitalized in mining properties (options granted to individuals involved on specific projects).

Defined Contribution Pension Plan

The Company has a defined contribution pension plan which covers all the Company's employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salary to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as an expense when employees have rendered service entitling them to the contribution and charged to profit and loss or capitalized on resource properties and deferred exploration for employees involved in the specific projects.

k)            Deferred income taxes

Taxes, comprising both income and resource taxes, accounted for as income taxes, are recognized in net earnings, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity. Deferred income taxes are provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither the accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

l)                Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the proceeds (share issue costs). Excess to market value (premium) received upon issuance of shares is recorded as finance income.

m)          Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of discounts and sales related taxes. Revenue from gold sales is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured and when all significant risks and rewards of ownership are transferred to the customer, which is when title has passed to customer.

n)             Flow through shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the shares. A deferred flow-though premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in finance income. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

o)              Finance income and costs

Finance income and costs comprise interest expense on borrowings, the accumulation of interest on provisions, interest income on funds invested, gains and losses from the change in fair value of derivative instruments, gains and losses on the disposal of available-for-sale investments and premiums on issuance of common shares.

Interest income is recognized as it accrues, taking into account the effective yield on the asset.

p)              Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants. The number of additional shares is calculated by assuming that outstanding stock options and warrants are exercised and that the proceeds from such exercises were used to acquire common shares at

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

the average market price during the reporting periods. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

q)              Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and include items that are not included in net profits such as unrealized gains and losses on financial assets classified as available-for-sale, net of income taxes, gain or losses on certain derivative instruments and foreign currency exchange gains or losses related to foreign subsidiaries which functional currency is different than the functional currency of the Company.

The Company’s comprehensive income (loss), components of other comprehensive income (loss), and cumulative translation adjustments are presented in the condensed consolidated statements of comprehensive income (loss) and the condensed consolidated statements of changes in equity.

r)              Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. The Company’s two reportable operating segments are its Canadian operations and its Mexican operations.

4.              CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the condensed consolidated financial statements.

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors (note 3(g)) in determining when a mining property has

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

reached the operating levels intended by management. The results of operations of the Company during the periods presented in these unaudited condensed interim consolidated financial statements have been impacted by management’s determination that its Timmins mine reached the operating levels intended by management on January 1, 2011.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company, LSG Holdings and West Timmins) the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

Useful life of plant and equipment

As discussed in note 3(g), the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. No changes in the lives of plant and equipment for the first quarter of 2011 and 2010.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation as well as the determination of the timing of mine closure cost and impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

The assessment requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in these assumptions will affect the recoverable amount of the property, plant and equipment.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at balance date represents management’s best estimate of the present value of the future rehabilitation costs required.

5.              ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the condensed consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and SIC-12 “Consolidation - Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non - Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standards on its consolidated financial statements.

6.              FINANCE INCOME AND FINANCE EXPENSE

Three months ended March 31	2011	2010 (note 18)

Interest income on bank deposits	$293	$153
Premium on issuance of flow throgh common shares	828	712
Unrealized gain on warrants note 8	245	—
Finance income	1,366	865

Interest on revolving credit facility	(119)	—

Interest on flow through shares funds renounced, not yet incurred	(19)	(43)
Other interest expense	(63)	(36)
Unwinding of the discount on environmental rehabilitation provision	(16)	(23)
Total finance expense	(217)	(102)
Net finance income	$1,149	$763

During the three months ended March 31, 2011, $828 was transferred from deferred revenue to finance income (same period in 2010, $712) representing premium for flow-through funds spent during the periods.

Interest on revolving credit facility includes $72 interest for the standby fee on the UniCredit Bank AG ( Unicredit ) revolving credit facility (note 12) and $47 amortization of deferred transaction costs.

7.              INVENTORIES AND STOCKPILED ORE

As at	March 31, 2011	December 31, 2010	January 1, 2010
Stockpile ore	$2,857	$0	$0
Gold in circuit	1,528	—	—
Bullion	503	—	—
Materials and supplies inventory	2,592	—	—
	$7,480	$0	$0

The Company’s Timmins Mine (note 10) is in commercial production effective January 1, 2011; at January 1, 2011, the Company transferred $6,282 and $2,513, respectively, of ore inventories and materials and supplies inventory from mining assets to inventories and stockpiled ore. The cost of inventories and stockpiled ore recognized as an expense during the first quarter of 2011 is $8,935. There were no write downs or reversals of write downs of inventory to net realizable value during the first quarter of 2011. At March 31, 2011, no specific inventory is pledged as security for liabilities; the revolving credit facility (note 12) has security over the Company’s material assets.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

8.              AVAILABLE-FOR-SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

The Company holds available-for-sale investments in four public companies. During the first quarter of 2011, the Company recorded $725 (first quarter of 2010, $188) of unrealized gains in other comprehensive income ($634 net of tax), representing the change in the market value of its available-for-sale investments during the period.

The Company holds warrants investments in two public companies. During the first quarter of 2011, the Company recorded in net earnings $245 of unrealized gain on its warrants investments (first quarter of 2010, $Nil).

9.              INVESTMENTS IN ASSOCIATES

The Company’s interest on the associates at March 31, 2011 and December 31, 2010 is as follows:

	March 31, 2011			December 31, 2010
		Company’s	Quoted		Company’s	Quoted
		interest on the	market	Number of	interest on the	market
Equity investee	Number of shares	investee	price/share	shares	investee	price/share

RT Minerals	19,000,000	27%	0.27	19,000,000	27%	0.24

Northern Superior	44,930,769	25%	0.79	38,200,000	24%	0.84

On January 13, 2011 the Company acquired 6,730,769 common shares of Northern Superior through a private transaction for $5,385.

During the first quarter of 2011, the Company recorded $1,480 of dilution gain (same period in 2010, $Nil) on its investment in Northern Superior and a loss of $128 the Company’s share on losses of its equity investments (same period in 2010 - loss of $275).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

10.       MINING INTERESTS

		Non		Plant and
First quarter of 2011	Depletable	depletable	Total	equipment	Total
Cost
At January 1, 2011 note 18	$247,726	$517,219	$764,945	$64,843	$829,788
Acquisitions	1,677	13,726	15,403	—	15,403
Additions	12,617	23,201	35,818	1,053	36,872
Transfer to plant and equipment	(38,678)	—	(38,678)	38,678	—
Pre-production revenue	(16,556)	(10,188)	(26,744)	—	(26,744)
Transfer to inventories	(8,683)	(112)	(8,795)	—	(8,795)
Change in discount rate (environmental rehabilitation assets)	(213)	(36)	(249)	—	(249)
Disposals	—	—	—	(584)	(584)
Foreign exchange	—	1,006	1,006	—	1,006
Cost at March 31, 2011	$197,890	$544,816	$742,706	$103,990	$846,696
Accumulated depreciation and depletion
At January 1, 2011 note 18	$0	$0	$0	$11,931	11,931
Depreciation	—	—	—	3,808	3,808
Depletion	2,714	—	2,714	—	2,714
Accumulated depreciation and depletion at March 31, 2011	$2,714	$0	$2,714	$15,739	18,453
Net book value at March 31, 2011	$195,176	$544,816	$739,992	$88,251	$828,243

		Plant and
Year 2010	Non depletable	equipment	Total
Cost
At January 1, 2010 note 18	$648,435	$36,167	$684,602
Acquisitions	4,723	—	4,723
Additions	148,627	28,676	177,303
Pre-production revenue	(37,222)	—	(37,222)

Change in discount rate (environmental rehabilitation assets)	126	—	126
Change in environmental rehabilition estimate	(263)	—	(263)
Foreign exchange	519	—	519
Cost at December 31, 2010	$764,945	$64,843	$829,788
Accumulated depreciation and depletion

At January 1, 2010 note 18	—	$4,615	$4,615
Depreciation	—	7,316	7,316
Accumulated depreciation and depletion at December 31, 2010	$0	$11,931	$11,931
Net book value at December 31, 2010	$764,945	$52,912	$817,857

A summary by property of the net book value at March 31, 2011 is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

		Non-	Total Mining	Plant and	Mining interests
	Depletable	depletable	properties	equipment	March 31, 2011

Timmins Mine	$159,909	$0	$159,909	$44,969	$204,878
Bell Creek Mill	35,267	—	35,267	25,101	$60,368
Thunder Creek	—	266,915	266,915	218	$267,133
Thorne property	—	76,520	76,520	—	$76,520
Bell Creek Mine	—	66,921	66,921	17,327	$84,248
Mexico properties	—	87,084	87,084	7	87,091
Other projects	—	47,376	47,376	96	$47,472
Corporate	—	—	—	533	$533
	$195,176	$544,816	$739,992	$88,251	$828,243

At December 31 and January 1, 2010:

	Non-depletable	Plant and equipment	December 31, 2010 (note 18)	January 1, 2010 (note 18)

Timmins Mine	$191,441	$29,917	$221,358	$171,948
Bell Creek Mill	56,285	4,729	61,014	34,355
Thunder Creek	255,999	224	256,223	245,519
Thorne property	75,546	—	75,546	72,072
Bell Creek Mine	52,318	17,302	69,620	30,059
Mexico properties	86,070	8	86,078	84,630
Other projects	47,286	145	47,431	40,452
Corporate	—	587	587	951
	$764,945	$52,912	$817,857	$679,986

The Company is in commercial production at its Timmins Mine project effective January 1, 2011; as at January 1, 2011, Timmins Mine non-depletable assets were transferred, respectively, $173,676 and $17,765 to depletable assets and plant and equipment; in addition, Bell Creek mill non-depletable assets were transferred, respectively, $35,372 and $20,913 to depletable assets and plant and equipment. The amortization of plant and equipment used in the exploration and development activities of non-depletable (not in commercial production) mining properties is capitalized in the specific property ($2,320 for the first quarter of 2011; $1,300 for same period in 2010).

Timmins Mine Project

The Company realized $19,916 of revenue and $16,556 of pre-production revenue (gold in bullion at December 31, 2010) from the gold sales from its 100% owned Timmins Mine in the first quarter of 2011 (year ended December 31, 2010, pre-production revenue of $37,222). Pre-production revenue is recorded as a reduction of the Timmins Mine property balances, respectively, for the first quarter of 2011 and year ended December 31, 2010.

As part of the Impact and Benefits Agreement, signed on February 17, 2011 with the Flying Post First Nation and Mattagami First Nation (“the First Nation communities”), Lake Shore Gold issued 395,000 common shares of the Company to the two First Nation communities, valued at $1,667.

Bell Creek Mine

The Company is carrying out advanced exploration on the Bell Creek Mine and realized $10,188 of pre-production revenue from gold sales in the first quarter of 2011, recorded as a reduction of Bell Creek Mine values during the quarter (year ended December 31, 2010, $Nil of pre-production revenue).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

On February 21, 2011 the Company issued 2,985,074 shares to Enermark Resources Inc. (“Enermark”), valued at $12,031 (net of share issue costs) to purchase back the Enermark 5% base Net Smelter Royalty (“NSR”). Any payments to Enermark will be deducted from the Goldcorp Canada Ltd (“Goldcorp”) 2% NSR on the Bell Creek Mine. The Goldcorp NSR was issued as part of the acquisition of the Bell Creek Mine and Mill in 2007.

Thunder Creek

Portions of the Thunder creek property are subject to either a 2% or a 3% NSR with an annual pre-production royalty payment of $5 adjusted annually for Canadian Price Index. On January 10, 2011, the Company issued 426,136 shares (valued at $1,663) to acquire back 1% of the NSR on the property.

11.       DEFERRED INCOME TAXES

The Company is on a net income tax asset position as at March 31, 2011 and 2010, and has not recognized the benefit of these tax assets as the Company does not have a history of earnings.

During the first quarter of 2011, the Company recorded $148 of deferred Ontario mining tax recovery (first quarter of 2010, tax provision of $72).

During the first quarter of 2011, the Company renounced $15,678 of flow through expenditures (funds raised in 2010), of which $13,150 were spent on Canadian exploration expenditures (“CEE”) as at March 31, 2011 with the remaining $2,528 to be spent in 2011 on eligible CEE.

During the first quarter of 2011, the Company raised an additional $5,156 by issuing flow through common shares (note 13); the Company has until December 31, 2012, to spend the funds on CEE.

12.       REVOLVING CREDIT FACILITY

On February 28, 2011, the Company finalized the US$50 million three-year, corporate revolving credit facility with UniCredit (term sheet signed during 2010), secured over the material assets of the Company. The interest rate on the Facility is based on a 30 day LIBOR plus an applicable rate between 3.5% to 4.5% (based on specific EBITDA/Debt ratios) and a 2.5% one time structuring fee. The Facility also includes a 1.5% per annum commitment fee on undrawn amounts. No funds are drawn on the Facility as at March 31, 2011. The structuring fee (US$1,250 or $1,313) and transaction costs of $409 are deferred (included in advances and receivables at March 31, 2011) and are amortized over the term of the agreement.

13.       SHAREHOLDERS’ EQUITY

a)              Share capital

Share capital movements for the three months ended March 31, 2011 and 2010 are as follows:

Private placements

On March 21, 2011, the Company completed a broker financing deal led by Wellington Capital Market Inc. (the “underwriter”). The Company raised gross proceeds of $5,156 from the issuance of 944,281 flow-through common shares (“flow through shares”), recorded as share capital ($3,773 before share issue costs of $346) and $1,382 deferred premium on flow through shares. The underwriter received a cash commission equal to 5% of gross proceeds.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7,614; total gross proceeds from the financing, including $8,000 (first tranche) received on December 29, 2009 were $15,614. The flow-through shares were recorded $9,791 as share capital and $5,823 as deferred premium on flow through shares.

Shares issued as part of mining property agreements

On March 17, 2010, the Company issued 1,058,851 shares (valued at $3,046) and 513,000 common share purchase warrants (valued at $428), pursuant to an agreement between the Company and Explorers Alliance Corporation and certain other third parties, whereby the Company acquired the remaining non-owned 49% interest in the Allerston properties in Timmins and a 100% interest in certain other properties. The warrants expire on September 17, 2011 and are exercisable for common shares of the Company as follows: 75,000 at $4.75 per share and 438,000 at $3.70 per common share. The Company received the original 51% on the Allerston properties with the acquisition of West Timmins Mining.

During the first quarter of 2010, 25,000 treasury shares valued at $95 were issued to a third party as consideration for a property in Ontario; the property was valued at $72 (the value of shares at time of acquisition of the property) with the difference of $23 recorded to Deficit. The Company no longer holds any treasury shares.

b)              Reserves

i)               Share Options

As at March 31, 2011, the Company had 18,600,102 options outstanding of which 6,038,101 are exercisable. Movements in share options during the period ended March 31, 2011 and 2010 were as follows:

	March 31, 2011		March 31, 2010
		Weighted-		Weighted-
		average exercise	Number of	average
	Number of options	price	options	exercise price
Outstanding, beginning of year	19,939,519	$2.86	12,993,720	$1.90
Granted	21,000	$3.84	60,000	$4.05
Exercised	(644,417)	$1.59	(804,700)	$1.06
Forfeited	(716,000)	$3.74	(304,336)	$1.46
Outstanding, end of period	18,600,102	$2.87	11,944,684	$1.98
Exercisable, end of period	6,038,101	$1.74	6,464,514	$1.47

The Company granted 21,000 stock options to its employees during the first quarter of 2011 which vest over a period of 3 years, are exercisable at $3.84 per option, expire in 2016, and have a total fair value of $36.9. The fair value of stock options granted during the first quarter of 2011 is estimated at the time of the grant using the Black-Scholes options pricing model with assumptions as follows: expected volatility of 66%, a risk-free interest rate of 2.23%, dividend rate of $Nil and expected life of 3.5 years.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

ii)           Share-based payment expense

Share based payment recognized is allocated to cost of goods sold (options granted to Timmins Mine project employees), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $900 of share-based payments for the first quarter of 2011($236 - same period in 2010).

The allocation on the condensed consolidated income statement for the three month periods ended March 31, 2011 and 2010:

Three months ended March 31,	2011	2010 (note 18)
Production costs	$468	$0
General and administrative	1,182	503
Exploration	87	7
Total share-based payements	$1,737	$510

iii)       Basic and diluted earnings (loss) per share

The impact of the outstanding options and warrants for the quarter ended March 31, 2010 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted earnings (loss) per share for the quarter ended March 31, 2011 and 2010 is calculated as follows:

Three months ended March 31,	2011	2010 (note 18)

Net earnings (loss) for the period	$2,233	$(3,233)
Weighted average basic number of common shares outstanding (in ‘000s)	380,840	346,844
Basic earnings (loss) per share	$0.01	$(0.01)
Weighted average diluted number of common shares outstanding (in ‘000s)	384,621	346,844
Diluted earnings (loss) per share	$0.01	$(0.01)

The diluted weighted average number of shares outstanding as at March 31, 2011 and 2010 is as follows:

Three months ended March 31,	2011	2010
Weighted average commons share outstanding	380,840	346,844
Incremental shares-share options	3,379	—
Incremental shares-warrants	402	—
Weighted average diluted number of common shares outstanding	384,621	346,844

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

14.       SUPPLEMENTAL CASH FLOW INFORMATION

Three months ended March 31,	2011	2010

Change in operating working capital
Increase in advances and receivables	$(70)	$(198)
Decrease in inventory	1,320	$0
Increase in accounts payable and accrued liabilities	6,589	661
	$7,839	$463

Income taxes paid	—	—

Cash and cash equivalents at March 31 consist of:
Cash	$19,369	$9,141
Short term investments	68,758	95,000
	$88,127	$104,141

Non-cash investing and financing activities
Three months ended March 31,	2011	2010

Mining interests
Reduction in working capital related to mining interests	$(11,527)	$(5,296)
Depreciation of property, plant and equipment capitalized	2,320	(1,300)
Stock options capitalized	900	185
Shares issued as part of mining property agreements (including treasury shares)	15,403	3,631
Translation of foreign operations	1,006	2,967
Additions on capital lease assets	906	3,076
Interest capitalized (capital leases)	163	117

Share Capital
Transfer of amounts from contributed surplus	917	1,445
Shares issued for mining properties (including treasury shares), and consulting services	15,403	3,290
Premium on flow through shares issuances	(1,382)	(3,426)

15.       SEGMENTED INFORMATION

The Company has two reporting segment: mining operations, exploration and advanced exploration and corporate. The corporate segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share on earnings (loss) of its equity investments; corporate finance income, net, includes bank and debt interest and other charges, income inclusion of premium on flow through shares and interest earned on cash and cash equivalents. The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

		Exploration and advanced
As at March 31, 2011	Mining operations*	exploration**	Corporate	Total
Revenues	$19,867	$0	$0	$19,867
Earnings from mine operations	6,037	—	—	$6,037
Other expenses	—	(1,724)	(3,466)	(5,190)
Finance income, net	—	—	1,149	1,149
Earnings (loss) before tax	$6,037	$(1,724)	$(2,317)	$1,996
Total assets	$273,747	$566,587	$114,844	$955,178
Expenditures on mining interests***	$10,684	$25,202	—	$35,886
Pre-production revenue	$(16,556)	$(10,188)	—	$(26,744)

		Exploration and advanced
As at March 31, 2010 (note 18)	Mining operations*	exploration**	Corporate	Total
Revenues	$0	$0	$0	$0
Earnings from mine operations	0	—	—	0
Other expenses	—	(1,326)	(2,598)	(3,924)
Finance income, net	—	—	763	763
Earnings (loss) before tax	—	$(1,326)	$(1,835)	$(3,161)
Total assets	$0	$683,593	$110,027	$793,620
Expenditures on mining interests***	$0	$33,762	—	$33,762
Pre-production revenue	$0	$(3,963)	—	$(3,963)

*Mining operations include activities on the Company’s Timmins Mine (including assets of both Timmins Mine and Bell Creek Mill);

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated comprehensive income statement) as well as properties capitalized as per the Company’s policy (other than Timmins Mine and Bell Creek Mill);

*** Expenditures on mining interests are presented on a cash basis.

The Company’s geographic segment information as at March 31, 2011 and December 31, 2010 is as follows:

		December 31, 2010
As at	March 31, 2011	(note 18)
Mining interests
Canada	$741,152	$731,779
Mexico	87,091	86,078
	$828,243	$817,857

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

16.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at March 31, 2011, December 31, 2010, and January 1, 2010 are as follows:

	March 31,	December 31, 2010	January 1, 2010
	2011	(note 18)	(note 18)
Financial Assets
At fair value through profit and loss
Cash equivalents	$68,758	$88,700	$60,000
Restricted cash	5,418	5,418	4,766
Warrants investments note 9	780	535	—
	$74,956	$94,653	$64,766
Loans and receivable, measured at amortized cost
Advances and receivables	$6,822	$5,618	$3,810

Available-for-sale, measured at fair value
Investments in public companies	$2,203	$1,479	$245

Financial Liabilities
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$20,810	$23,945	$19,694

* The above were designated as at fair value throgh profit and loss upon initial recognition

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash equivalents, restricted cash, advances and receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

		December 31, 2010	January 1, 2010
	March 31, 2011	(note 18)	(note 18)
As at	Level 1	Level 1	Level 1
Cash equivalents	$68,758	$88,700	$60,000
Investments in public companies	$2,203	$1,479	$245
Restricted cash	$5,418	$5,418	$4,766

	Level 2	Level 2	Level 2
Warrant investments note 9	$780	$535	$0

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

The Company does not have Level 3 input financial instruments.

17.       SUBSEQUENT EVENTS

On May 5, 2011, the Company signed an agreement with Barrick Gold Corporation (“Barrick”) to acquire the Fenn-Gib and Guibord Main properties (collectively known as the “Fenn-Gib Project”). The Fenn-Gib Project is located approximately 60 kilometres east of Timmins near a major dilatent zone. Under terms of the agreement, the Company is acquiring 100% ownership of the Fenn-Gib Project for 14.9 million Lake Shore Gold common shares. Of the shares being issued, Barrick will receive 14.4 million common shares, while other parties will receive the remaining shares. Following completion of the transaction, Barrick will own approximately 3.6% of the Company’s total common shares outstanding. Barrick will retain a right to re-acquire a 51% interest in the Fenn-Gib Project (excluding the Guibord Main property), and become the Project’s operator, in the event that a NI 43-101 resource of at least 5 million ounces is established. In the event this occurs, Barrick will pay the Company cash consideration representing two times the total investment by the Company (excluding acquisition costs) in the Fenn-Gib Project at the time the right is exercised.

On March 25, 2011, the Company signed a letter of intent with Golden Share Mining Corporation (“Golden Share”) to sell its 100% interest in one of its non-core property, located in Shebandowan belt of Northwestern Ontario (“Shebandowan property”); the number of share and warrants to be issued by Golden Share to the Company as consideration for the sale was fixed in May 2011 to 21,690,000 common shares and 10,845,000 common share purchase warrants, each entitling the Company to acquire one common share of Golden Share at a price of $0.20 during a 36 months period following their issuance. Following the acquisition, the Company will hold approximately 19.99% ownership interest in Golden Share. The transaction is subject to Golden Share’s shareholders approval.

18.       FIRST TIME ADOPTION OF IFRS

The accounting policies in note 3 have been applied in preparing the interim condensed consolidated financial statements for the three months period ended March 31, 2011, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS consolidated statement of financial position at January 1, 2010 (the “transition date”).

In preparing the IFRS consolidated statement of financial position at January 1, 2010, the Company has adjusted amounts reported previously in the financial statements that were prepared in accordance with GAAP.

An explanation of how the transition from GAAP to IFRS has affected the Company’s consolidated financial position at January 1, 2010 is set out in the following tables.

IFRS 1, First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected the following IFRS 1 exemptions:

a)              Share-based payment transaction

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, Share-Based Payments, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

granted subsequent to November 7, 2002 and vested before the date of transition. The Company has elected to apply IFRS 2 only to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

b)              Decommissioning liabilities (environmental rehabilitation)

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions. The Company elected using IFRS 1 exemption which allows to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision was accounted for in accordance with IFRIC 1 as at the transition date and thereafter.

IFRS employ a conceptual framework that is similar to GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the consolidated financial statements to better understand these changes, the Company’s GAAP opening consolidated statement of financial position at the date of transition, and December 31, 2010 and consolidated statement of comprehensive income (loss) for the three months ended March 31, 2010 have been reconciled to IFRS, with the resulting differences explained.

c)              Borrowing costs

IFRS 1 permits an entity to apply the transitional provision of IAS 23 — Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

LAKE SHORE GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010
(in thousands of Canadian dollars, except as the per share amounts, unaudited)

RECONCILIATION OF SHAREHOLDER’S EQUITY

(in thousands of dollars)

As at	March 31, 2010	December 31, 2010	January 1, 2010
Shareholder’s Equity under Canadian GAAP	$842,908	$934,327	$837,619
Reverse deferred tax assets and liabilities (v)
Tax impact on renounciation of flow through shares	14,397	14,397	9,090
Tax recovery on share issue costs	(2,809)	(4,052)	(2,695)
Tax liability on warrant expired	223	223	223
Tax asset on unrealized gain on available-for-sale investments	40	138	—
Recognise flow through premium on deficit instead of share capital (iv)	(13,363)	(15,037)	(9,937)
Share-based payments (vii)	(627)	(674)	(436)
Translation of foreign operations (vi)	3,318	870	351
Deficit (i),(ii),(iii),(iv),(v) and (vii)	(48,212)	(45,053)	(47,263)
Total IFRS adjustments to shareholder’s equity	$(47,033)	$(49,188)	$(50,667)
Shareholder’s equity under IFRS	$795,876	$885,139	$786,952

LAKE SHORE GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in thousands of dollars)

As at January 1, 2010	GAAP as previously reported	Effect of transition to IFRS	IFRS

Assets
Current
Cash and cash equivalents	$132,920	$0	$132,920
Advances and receivables	3,810	—	3,810
	136,730	—	136,730
Non current
Available for sale financial assets	245	—	245
Investments in associates (i)	900	—	900
Restricted cash	4,766	—	4,766
Mining interests (ii), (iii), (v), (vi) and (vii)	877,916	(197,930)	679,986
	$1,020,557	(197,930)	$822,627
Liabilities
Current
Accounts payable and accrued liabilities (v)	$19,352	$342	$19,694
Current portion of finance lease obligations	3,119	—	3,119
Deferred premium on flow throughshares (iv)	—	2,396	2,396
	22,471	2,738	25,209
Non-current liabilities
Finance lease obligations	5,764	—	5,764
Environmental rehabilitation provision (ii)	1,728	1,655	3,383
Deferred income tax liabilities (v)	152,975	(151,656)	1,319
	160,467	(150,001)	10,466
Shareholders’ Equity
Share capital (iv) and (v)	827,795	(3,542)	824,253
Reserves (v), (vi) and (vii)	25,966	138	26,104
Deficit (i),(ii),(iii),(iv), (v) and (vii)	(16,142)	(47,263)	(63,405)
	837,619	(50,667)	786,952
	$1,020,557	$(197,930)	$822,627

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in thousands of dollars)

As at December 31, 2010	GAAP as previously reported	Effect of transition to IFRS	IFRS

Assets
Current
Cash and cash equivalents	$92,232	$0	$92,232
Advances and receivables	5,618	—	5,618
	97,850	—	97,850
Non current
Available for sale financial assets and warrant investments	2,014	—	2,014
Investments in associates (i)	10,748	(1,381)	9,367
Restricted cash	5,418	—	5,418
Mining interests (ii), (iii), (v), (vi) and (vii)	1,008,288	(190,431)	817,857
	$1,124,318	(191,812)	$932,506
Liabilities
Current
Accounts payable and accrued liabilities (v)	$23,423	$522	$23,945
Current portion of finance lease obligations	6,159	—	6,159
Deferred premium on flow through shares (iv)	—	1,976	1,976
	29,582	2,498	32,080
Non-current liabilities
Finance lease obligations	10,454	—	10,454
Environmental rehabilitation provision (ii)	1,858	1,369	3,227
Deferred income tax liabilities (v)	148,097	(146,491)	1,606
	160,409	(145,122)	15,287
Shareholders’ Equity
Share capital (iv) and (v)	940,556	(4,690)	935,866
Reserves (v), (vi) and (vii)	18,675	555	19,230
Deficit (i),(ii),(iii),(iv),(v) and (vii)	(24,904)	(45,053)	(69,957)
	934,327	(49,188)	885,139
	$1,124,318	$(191,812)	$932,506

LAKE SHORE GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the three months ended March 31, 2010	GAAP as previously reported*	Effect of transition to IFRS	IFRS

Revenue	$0	$0	$0
Production cost	—	—	—
Depletion and depreciation	—	—	—
Earnings from mine operations	—	—	—

Expenses
General and administrative (ii) and (vii)	(2,507)	184	(2,323)
Exploration expenses (iii)	(268)	(1,058)	(1,326)
Share of loss of investments in associates (i)	(81)	$(194)	(275)
Loss from operations	(2,856)	(1,068)	(3,924)
Finance income (iv)	153	712	865
Finance expense (ii)	(82)	(20)	(102)
Net finance income	71	692	763
Loss before taxes	(2,785)	(376)	(3,161)
Deferred tax recovery (provision) (v)	$504	(576)	(72)
Net loss	(2,281)	(952)	(3,233)

Other comprehensive income (loss):
Exchange differences on translating foreign operations (vi)	—	2,967	2,967
Unrealized gain on available-for-sale investments (v)	148	40	188
Comprehensive loss (income)	$(2,133)	$2,055	$(78)

Loss per share
Basic	(0.01)		(0.01)
Diluted	(0.01)		(0.01)

Weighted average number of common shares outstanding (in 000’s)
Basic	346,844		346,844
Diluted	346,844		346,844

*Certain amounts have been reclasified to comply to the presentation for the three months ended March 31, 2011

LAKE SHORE GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010
(in thousands of Canadian dollars, except as the per share amounts, unaudited)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the year ended December 31, 2010	GAAP as previously reported*	Effect of transition of IFRS	IFRS

Revenue	$0	$0	$0
Production cost	—	—	—
Depletion and depreciation	—	—	—
Earnings from mine operations	—	—	—

Expenses
General and administrative (ii) and (vii)	$(10,714)	391	(10,323)
Exploration expenses (iii)	(738)	(1,180)	(1,918)
Share of loss of investments in associates (i)	(257)	(991)	(1,248)
Loss from operations	$(11,709)	(1,780)	(13,489)
Finance income (iv)	2,200	5,521	7,721
Finance expense (ii)	(389)	(84)	(473)
Net finance income	1,811	5,437	7,248
Loss before taxes	(9,898)	3,657	(6,241)
Deferred tax recovery (provision) (v)	1,159	(1,446)	(287)
Net loss	(8,739)	2,211	(6,528)

Other comprehensive income (loss):
Exchange differences on translating foreign operations (vi)	—	519	519
Unrealized gain on available-for-sale investments (v)	929	137	1,066
Comprehensive loss (income)	$(7,810)	$2,867	$(4,943)

Loss per share
Basic	(0.02)		(0.02)
Diluted	(0.02)		(0.02)

Weighted average number of common shares outstanding (in 000’s)
Basic	357,506		357,506
Diluted	357,506		357,506

*Certain amounts have been reclasified to comply to the presentation for the year ended December 31, 2011

LAKE SHORE GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share amounts, unaudited)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

The impact on the consolidated statements of cash flows for the three months ended March 31, 2010 and year ended December 31, 2010, respectively, is an increase of cash flows used in operating activities by $1,058 and $7,534, respectively and a corresponding decrease on cash flows used in investing activities of the same amount. The change is due to the Company’s policy under IFRS for mining interests (refer to (iii) below) being different than under Canadian GAAP.

LAKE SHORE GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010
(in thousands of Canadian dollars, except as the per share amounts, unaudited)

(i) Investments in Associates

The difference between IFRS and Canadian GAAP balances is due to the Company aligning the accounting policies of its associates to its IFRS accounting policies:

The impact arising from the change at December 31, 2010 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010
Consolidated Statements of Financial Position
Decrease in investments in associates	$(1,381)	$0
Increase in deficit	$(1,381)	$0

The impact arising from the change for the three months ended March 31, 2010 and year ended December 31, 2010, respectively, is an increase of the share of loss of investment in associates of $194 and $991.

(ii) Environmental Rehabilitation

Under IFRS

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions, including the discount rate which reflects current market assessment of the time value of money and risk specific to the liability. As a result, the environmental rehabilitation provision has been remeasured using the risk free interest rate at the transition date and December 31, 2010 respectively and an adjustment has been recorded to the corresponding asset.

Unwinding of the discount of the environmental rehabilitation provision (accretion of asset retirement obligations under Canadian GAAP) is part of finance expenses.

Under Canadian GAAP

The environmental rehabilitation provision requires the use of a credit adjusted risk free rate for upward adjustments and the original credit adjusted risk free rate for downward revisions. Accretion of asset retirement obligations is part of operating expenses.

The impact arising from the change at December 31, 2010 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010
Consolidated Statements of Financial Position
Increase in mining assets	$1,342	$1,534
Increase in environmental rehabilitation provision	(1,369)	(1,655)
Increase in deficit	$(27)	$(121)

LAKE SHORE GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010
(in thousands of Canadian dollars, except as the per share amounts, unaudited)

The impact arising from the change for the three months ended March 31, 2010 is the reclass of the unwinding of the discount of the environmental rehabilitation provision (asset retirement obligations under Canadian GAAP) of $43 to finance cost and the reduction of this amount to $23 (decrease of $20); the impact for the year ended December 31, 2010, is the reclass of the unwinding of the discount of the environmental rehabilitation provision of $179 to finance cost and the reduction of this amount to $84 (decrease of $96).

(iii) Mining Assets

The Company’s policy under IFRS is as follows:

Acquisition costs of exploration properties are capitalized. Mineral exploration costs are charged to operations in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (a) and (b) are present in any of the mineral properties, in which case the costs of further exploration and development to further delineate the ore body on the property are capitalized:

a.               The Company establishes 43-101 compliance resources and/or reserves in a property; and/or

b.              The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

The Company’s policy under Canadian GAAP for mineral properties was as follows:

The Company considers its exploration and evaluation costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration and evaluation costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties, until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made. Costs incurred for general exploration, including expenditures of a general reconnaissance nature, that are not project specific or do not result in the acquisition of resource properties are charged to operations.

The impact arising from the change at December 31, 2010 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010
Consolidated Statements of Financial Position
Decrease in mining interests	$(34,341)	$(33,552)
Increase in deficit	$(34,341)	$(33,552)

The impact arising from the change for the three months ended March 31, 2010 and year ended December 31, 2010, respectively, is an increase in exploration expenses of $1,058 and $1,180.

LAKE SHORE GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010
(in thousands of Canadian dollars, except as the per share amounts, unaudited)

(iv) Deferred flow through premium

Under IFRS

IFRS requires that excess to market value upon issuance of flow through common shares be recorded in other income (deferred liability for flow through raised funds at time of issuance of flow through common shares and charged to income as the necessary expenditures to be renounced under flow through common shares agreement are spent).

Under Canadian GAAP

Flow through raised funds are recorded to share capital.

The impact arising from the change at December 31, 2010 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010
Consolidated Statements of Financial Position
Recognise deferred flow throgh premium	$(1,976)	$(2,396)
Decrease in share capital	15,037	9,937
Decrease in deficit	$13,061	$7,541

The impact arising from the change for the three months ended March 31, 2010 and year ended December 31, 2010, respectively, is an increase in finance income of $712 and $5,521.

(v) Deferred income tax liabilities

In accordance with IFRS, the Company has not recognized a future tax asset or liability on initial recognition of an asset or liability that affects neither accounting nor taxable profit and loss; under Canadian GAAP, the Company recognized future income tax liabilities on asset acquisition which would not be business combinations under IFRS. Additionally, the Company issued flow through shares and the impact of the tax benefit was recorded as a reduction of share capital on renounciation. As a result under IFRS the Company is in a future tax asset position which is not recognized as the realization of those assets is not considered probable at December 31, 2010 and January 1, 2010.

The Company had not recognized Ontario Mining Tax payable under Canadian GAAP, since Canadian GAAP requires the tax basis to be the highest basis available to the Company, no matter how the Company expects to realize the tax assets. IFRS requires the tax basis to be the one the Company expects to realize the value of the assets; the Company intention was to realize the value through use rather than sale; as such the Company recorded $1,606 and $1,319 of Ontario Mining Tax payable, respectively at December 31 and January 1, 2010. The impact arising from the change for the three months ended March 31, 2010 and year ended December 31, 2010, respectively, is an increase in the tax provision of $72 and $287.

The impact arising from the change at December 31, 2010 and January 1, 2010 is summarized below:

LAKE SHORE GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010
(in thousands of Canadian dollars, except as the per share amounts, unaudited)

As at	December 31, 2010	January 1, 2010
Consolidated Statements of Financial Position
Reduction in deferred tax liabilities	$146,490	$151,656
Reduction in mining interests	(158,143)	(166,209)
Increase in share capital	(10,346)	(6,395)
Increase in accruals	(522)	(342)
Increase in reserves	(360)	(223)
Increase in deficit	$(22,881)	$(21,513)

The impact arising from the change, other than the difference on treatment of Ontario Mining Tax payable, for the three months ended March 31, 2010 and year ended December 31, 2010, respectively, is a decrease in deferred income tax recovery of $504 and $1,159.

(vi) Reserves

IFRS reserves at December 31, 2010 and January 1, 2010, differ from Canadian GAAP due to impact of changes in deferred tax liabilities (refer to (v) above) and impact of differences between IFRS and Canadian GAAP on foreign currency translation as discussed below:

Under IFRS

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (“the functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

Subsidiary financial statements expressed in their corresponding functional currencies are translated into the Company’s functional currency by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for income statement items. Exchange differences arising, are recognized in other comprehensive income (as cumulative translation adjustment).  On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to profit or loss.

The functional (and reporting) currency of the Company and its Canadian subsidiaries is Canadian dollar; the functional currency of the Company’s Mexican subsidiary is Mexican pesos.

Under Canadian GAAP

The Company’s Mexican subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate at in effect at the balance sheet date and non-monetary items are translated at the historical exchange rate. Income and expenses items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the earnings (loss) for the year.

The impact arising from the change at December 31, 2010 and January 1, 2010 is summarized below:

LAKE SHORE GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDING MARCH 31, 2011 AND 2010
(in thousands of Canadian dollars, except as the per share amounts, unaudited)

As at	December 31, 2010	January 1, 2010
Consolidated Statements of Financial Position
Increase in mining interests	870	$351
Increase in reserves	(870)	$(351)

(vii) Share-based payments

Under IFRS

Share-based payments expenditures to be revalued every period end to reflect estimated forfeiture rate.

Under Canadian GAAP

Forfeiture impact is recognized as the options are forfeited.

The impact arising from the change at December 31, 2010 and January 1, 2010 is summarized below:

As at	December 31, 2010	January 1, 2010
Consolidated Statements of Financial Position
Decrease in mining interests	(159)	$(53)
Decrease in reserves	674	$436
Decrease in deficit	$515	$383

The impact arising from the change for the three months ended March 31, 2010 and December 31, 2010, respectively is a decrease in general and administrative expenses of $141 and $132.